OTE Offers to Exchange  Bond Issue Due in 2007

Athens, October 26, 2005- Hellenic Telecommunications Organization SA ("OTE") (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced that its 100% subsidiary, OTE PLC is offering to exchange any or all of its Euro 1,100,000,000 6.125 per cent Guaranteed Notes due 2007, for new 5 to 6 year Euro denominated Fixed Rate Guaranteed Notes. The maturity of the New Notes will be determined no later than 31 October 2005. The New Notes, for which an application will be made for listing on the Luxembourg Stock Exchange, will be issued by OTE PLC and will be fully and unconditionally guaranteed by OTE under its Global Medium Term Note Programme.

The Exchange Offer is conditional on valid acceptances being received from holders of Existing Notes representing, in aggregate, an amount equal to a minimum principal amount of Euro 300,000,000 of New Notes. The Exchange Offer expires on 3 November 2005 and Exchange Pricing is expected on 4 November 2005. Settlement is expected on 11 November 2005.

Through the Exchange Offer OTE expects to refinance existing indebtedness and achieve greater financing flexibility through the lengthening of its debt maturity profile and the creation of a new benchmark.

Credit Suisse First Boston (Europe) Limited and Deutsche Bank AG, London Branch are acting as Dealer Managers in this transaction, while Alpha Bank, EFG Eurobank Ergasias and NBG International are acting as Co-Managers. The Bank of New York is acting as Exchange Agent and The Bank of New York Luxembourg S.A. is acting as Luxembourg Exchange Agent. The Exchange Offer is not being made available to persons in the United States and in Italy.

About OTE
OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:     Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
         email: dtzelepis@ote.gr

          Nikos  Kallianis - Senior Financial Analyst,  Investor
Relations Tel: +30 210 611 8167
         email: nkallianis@ote.gr

          Daria  Kozanoglou  - Communications Officer,  Investor
Relations Tel: +30 210 611 1121
         email: nkozanoglou@ote.gr
         Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279
3115 (New York)

         Marilli Diamandi
         Investor Relations Coordinator, Tel: +30 210 611 5070
         E-mail: mdiamant@ote.gr



Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.